

April 16, 2012

VIA E-Mail
Mr. Mark L. Kleifges
Treasurer and Chief Financial Officer
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: Government Properties Income Trust**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 23, 2012**
> **File No. 001-34364**

Dear Mr. Mark L. Kleifges:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Property Operations, pages 42 – 43

1.   We note you have currently presented statistical information (i.e. total properties, square footage, and occupancy) for your properties for the last 2 years.   Please expand future periodic filings to include this information for all periods presented.   In addition, please disclose the number of properties removed from or added to the comparable property designation from the prior year and discuss reasons for the additions or removals.

2.   Please expand future periodic filings to disclose average annualized effective rental rate per square foot for your comparable properties for all periods presented.

<u>Results of Operations, pages 46 – 50</u>

3.   Please revise future periodic filings to clarify what expenses are included in other operating expenses and general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

4.   In future periodic filings please reconcile your comparable property results to the consolidated results. To the extent there are differences beyond non-comparable property results, please discuss the difference and your basis for such difference.

5.   We note that much of your fluctuations within your results of operations are generally attributed to property acquisitions. In future periodic filings, for each line item within your consolidated statements of income, please expand to separately quantify and discuss the impact of new acquisitions in the current year offset by acquisitions in the prior year where a full year of operations wasn't achieved until the current year.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief